UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42625

Smart Digital Group Limited

150 Beach Road #2805/06 Gateway

West Singapore 189720

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Explanatory Note

Smart Digital Group Limited (the “Company”) issued a press release on September 23, 2025, announcing its digital asset strategy. A copy of this press release is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Smart Digital Group Announces Plan to Establish A Diversified Cryptocurrency Asset Pool

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Digital Group Limited

Date: September 23, 2025	By:	/s/ Yunting Chen
	Name:	Yunting Chen
	Title:	Chief Executive Officer (Principal Executive Officer)

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